                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                Schedule 13D**

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*

                               Perficient, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock ($.001 per share)
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  71375U 10 1
                                  -----------
                                (CUSIP Number)


                                  Eric Simone
                              1019 School Street
                                Lisle, IL 60532
                                (630) 969-1384

                                with a copy to:
                                 Alexis Cooper
                               Altheimer & Gray
                             10 South Wacker Drive
                            Chicago, Illinois 60606
                                (312) 715-4000
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 1, 2000
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with the statement. [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**The total number of shares of common stock reported as beneficially owned by the Reporting Persons herein is 649,100 which constitutes approximately 10.7% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 6,068,913 outstanding.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1
      Eric Simone

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
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                          SOLE VOTING POWER
                     7
     NUMBER OF            649,100

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             649,100

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      649,100

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

Item 1. Security and Issuer.
        -------------------

     This statement relates to the shares of common stock, par value $.001 per share (the "Shares") of Perficient, Inc., a Delaware corporation (the "Issuer") held by Eric Simone. The principal executive offices of the Issuer are located at 7600-B North Capital of Texas highway, Austin, Texas 78731.

Item 2. Identity and Background.
        -----------------------

     (a) This statement is being filed by Mr. Simone.

     (b) Mr. Simone's business address is 1019 School Street, Lisle, Illinois 60532.

     (c) Mr. Simone is the Senior Managing Director of Emerging Practices of the Issuer.

     (d) Mr. Simone has never been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) Mr. Simone has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Simone was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

     (f) Mr. Simone is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

     Mr. Simone acquired beneficial ownership of the Shares in exchange for shares of common stock of Compete, Inc. ("Compete") owned by Mr. Simone pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), which is attached hereto as Exhibit A, and incorporate herein by reference, by and among the Issuer, Perficient Compete, Inc., a wholly-owned subsidiary of the Issuer ("Sub"), Compete and the Shareholders of Compete dated February 16, 2000. In accordance with the Merger Agreement, Compete merged with and into Sub (the "Merger") on May 1, 2000 (the "Effective Date").

Item 4. Purpose of Transaction.
        ----------------------

     The Shares to which this Statement relates have been acquired for investment purposes and to influence the direction and management of the Company.

     Mr. Simone acquired the Shares reported herein for investment purposes. Consistent with such purposes, Mr. Simone has had, and may have in the future, discussions based on publicly available information with management of the Issuer concerning the Issuer's recent operating history as well as the Issuer's general business outlook and prospects.

     Depending on market conditions and other factors that he may deem material to his investment decision, and subject to the restrictions on disposition set forth in the Merger Agreement, Mr. Simone may purchase additional Shares in the open market or in private transactions or may dispose of all or a portion of the Shares that he now owns or hereafter may acquire.

     Except as set forth in this Item 4, Mr. Simone has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

     Mr. Simone has reason to believe that the number of securities outstanding as contained in the Issuer's most recently available filing is not current, due to the additional shares being issued in the Merger. For this reason, the following information provided in response to this Statement is based upon a total of 6,068,913 shares outstanding on the Effective Date, determined by adding to 4,065,047 Shares outstanding as reported in the Issuer's April 16, 2000 Proxy Statement, the 2,003,866 shares issued in connection with the Merger.

     (a) Mr. Simone beneficially owns 649,100 Shares which constituting approximately 10.7% of the shares of common stock of the Issuer. A portion of the Shares are subject to forfeiture under the terms set forth in the Merger Agreement.

     (b) Mr. Simone has the sole power to dispose or direct the disposition of 649,100 Shares constituting approximately 10.7% of the shares of common stock of the Issuer and the sole power to vote such shares.

    (c) During the past sixty (60) days, Mr. Simone has acquired Shares in connection with the Merger Agreement. Except as set forth in this paragraph (c), Mr. Simone has not effected any transactions in Shares during the past sixty
(60) days.

     (d) Mr. Simone affirms that no other person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by him.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        ------------------------

     All Shares beneficially owned by Mr. Simone are subject to the Registration Rights Agreement pursuant to which Mr. Simone has certain demand registration and piggyback registration rights with respect to the Shares, all of which are more fully described in Exhibit B hereof, which is incorporated herein by reference.

     Except as set forth herein or in the Exhibits filed herewith, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

     Exhibit A -- Agreement and Plan of Merger
     Exhibit B -- Registration Rights Agreement

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     DATED: May 9, 2000

                                       /s/ Eric Simone
                                       -----------------------------------------
                                       Eric Simone

                                 EXHIBIT INDEX

                                                                           Page
Exhibit       Document Description                                        Number
-------       --------------------                                        ------
A             Agreement and Plan of Merger

B             Registration Rights Agreement